Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190651

PROSPECTUS SUPPLEMENT

(to the Prospectus Supplements Dated May 8, 2015 and March 18, 2014 and the

Prospectus Dated August 23, 2013)

$1,400,000

Common Stock

This Prospectus Supplement amends and supplements the information in our prospectus, dated August 23, 2013 (File No. 333-190651) (the “Prospectus”) and the shelf registration statement on Form S-3 of which the Prospectus is a part (the “Registration Statement”), and our Prospectus Supplements, dated May 8, 2015 and March 18, 2014 (the “Original Prospectus Supplement”).  This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement.  This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

On March 18, 2014, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, our Prospectus became subject to the offering limits in General Instruction I.B.6 of Form S-3.  At that time, based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to Form S-3 to offer and sell up to $23 million of shares of our common stock, which we included in our Original Prospectus Supplement.  On March 24, 2015, we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and subsequently filed a prospectus supplement on May 8, 2015 to reduce the availability under the Registration Statement and the Original Prospectus Supplement as we continued to be subject to the offering limits in General Instruction I.B.6 to Form S-3.  On March 22, 2016, we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and we continue to be subject to the offering limits in General Instruction I.B.6 to Form S-3.

We filed the Original Prospectus Supplement on March 18, 2014 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of an At-the-Market Issuance Sales Agreement (the “Original Sales Agreement”) we entered into with MLV & Co. LLC (“MLV”), acting as the sales agent.  On June 24, 2016, we entered into an At-the-Market Issuance Sales Agreement (the “New Sales Agreement”, together with the Original Sales Agreement, the “Sales Agreements”) with FBR Capital Markets & Co. (“FBR”), also acting as sales agent, under substantially identical terms as the Original Sales Agreement, along with an amendment to the Original Sales Agreement making certain non-material conforming changes.  We entered into the New Sales Agreement solely because MLV is now a subsidiary of FBR and FBR will also be acting as sales agent.

Through the date hereof, we have sold shares of our common stock through MLV under the Original Sales Agreement for an aggregate purchase price of $5,780,262.  We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreements, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $1,436,881 from time to time through MLV and FBR. If our public float increases such that we may sell additional amounts under the Sales Agreements and the Registration Statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Capital Market under the symbol “LPTN.” On June 22, 2016, the closing price of our common stock on The NASDAQ Capital Market was $2.45 per share.  The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $10,972,485, which was calculated based on 2,305,144 shares of our common stock outstanding held by non-affiliates and at a price of $4.76 per share, the closing price of our common stock on April 26, 2016. The price per share of our common stock reflects a 1:14 reverse stock split we effected as of 5:00 pm (EDT) on June 10, 2016. As of the date hereof, we have offered and sold common stock with an aggregate sales price of $2,220,614 pursuant to General Instruction I.B.6 to Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 24, 2016

Plan of Distribution

We have entered into Sales Agreements with FBR and MLV (the “agents”), under which we may offer and sell shares of our common stock from time to time through the agents.  Currently, the offer and sale of share of our common stock is limited to $1,436,881 pursuant to General Instruction I.B.6 of Form S-3. The Sales Agreement with MLV was filed under the Exchange Act as an exhibit to our annual report on Form 10-K for the year ended December 31, 2013 and the Sales Agreement with FBR will be filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2016.  Sales of shares of our common stock, if any, under this prospectus supplement may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, as amended (the “Securities Act”) including, without limitation, sales made directly on The NASDAQ Capital Market or any other existing trading market for our common stock or sales made to or through a market maker other than on an exchange.

Each time we wish to issue and sell common stock under the Sales Agreements, we will notify the agents of the number of shares to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed the agents, unless the agents decline to accept the terms of the notice, the agents have agreed to use their commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the agents under the Sales Agreements to sell our common stock are subject to a number of conditions that we must meet.

The agents will provide written confirmation to us no later than the opening of the trading day on The NASDAQ Capital Market following the trading day in which shares of our common stock are sold under the Sales Agreements. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the compensation payable by us to the sales agents in connection with the sales.

We will pay the agents commissions for their services for acting as agents in the sale of our common stock. The agents will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We estimate that the total expenses for the offering, excluding compensation payable to the agents under the terms of the Sales Agreements, will be approximately $30,000.

Settlement for sales of common stock will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and the agents in connection with a particular transaction, in return for payment of the net proceeds to us.

In connection with the sale of the common stock on our behalf, each of the agents will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the agents against certain civil liabilities, including liabilities under the Securities Act.

The offering pursuant to the Sales Agreements will terminate upon the termination of the Sales Agreements as permitted therein.

The sales agents and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the agents will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.